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                           June 2, 2021

       Zheng Xu
       Chief Executive Officer
       Missfresh Ltd
       3rd Floor, Block A, Vanke Times Center
       No. 9 Wangjing Street, Chaoyang District
       Beijing 100016
       The People   s Republic of China

                                                        Re: Missfresh Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted May 21,
2021
                                                            CIK No. 0001851682

       Dear Mr. Xu:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted May 21, 2021

       Results of Operations
       Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020, page
       98

   1.                                                   We note your disclosure
that    [o]ur net revenues decreased by 9.4% from RMB1,689.8
                                                        million in the three
months ended March 31, 2020 to RMB1,530.2 million (US$233.6
                                                        million) in the three
months ended March 31, 2021, which was primarily due to increased customer online grocery
shopping demand due to COVID-19 pandemic impact in the
                                                        three months ended
March 31, 2020.    Please clarify your disclosure, if true, to make
 Zheng Xu
Missfresh Ltd
June 2, 2021
Page 2
      explicit that the quarter-to-quarter reduction in net revenue was due to a decrease in customer demand in online grocery shopping, which in turn was due to a decrease in the impact of the COVID-19 pandemic in the markets that you serve.
       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                          Sincerely,
FirstName LastNameZheng Xu
                                                          Division of
Corporation Finance
Comapany NameMissfresh Ltd
                                                          Office of Trade &
Services
June 2, 2021 Page 2
cc:       Z. Julie Gao
FirstName LastName